

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 27, 2008

Mr. Jerry M. Brooks
Chief Financial Officer
Dril-Quip, Inc.
13550 Hempstead Highway
Houston, Texas 77040

> **Re:** **Dril-Quip, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 7, 2008**
> **File No. 001-13439**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 22

1.   We note that you identify changes in revenues associated with your geographic
        segments, also sales of products and services, with analysis limited to a statement
        indicating that all fluctuations were generally attributable to "increased demand"
        for your products.

        Although you describe various principal products and types of services in the
        Overview section on page 21, we see no discussion about the composition of sales
        relative to these components, or any specific information about volumes or prices.
        We also note that you identify various risks on pages 13 through 16, including the
        possibility of cost overruns on fixed price contracts; the need for new product
        design and improvements, and for developing and marketing competitive
        products; and your ability to raise prices to compensate for increased material and
        energy costs. However, we see no discussion under this heading of any factors
        associated with these items, or showing any correlation with the changes in
        revenues or costs for your reportable segments.

        We do not find your disclosure to be sufficiently informative in terms of
        providing investors with an understanding of your operating performance and
        prospects for the future. Please comply with Item 303(a)(3) of Regulation S-K,
        Instructions 3 and 4 to paragraph 303(a) of Regulation S-K, and FRC
        §§501.12.b.3 and 12.b.4.

Liquidity and Capital Resources, page 24

2.   We note that although you identify your principal sources of funds as cash flows
        from operations and bank indebtedness, you limit your discussion of operating
        cash flows to a statement attributing increases in cash flows to "…increases in net
        income and depreciation and amortization offset by changes in operating assets
        and liabilities." You do not identify any underlying drivers leading to the
        increases reported. We do not find your disclosure to be particularly meaningful
        or sufficiently responsive to the disclosure requirements; attributing cash flows to
        a measure of net income and various reconciling items that serve only in the
        mechanics of determining what operating cash flows were for the period is not
        helpful in advising investors about the business reasons for the fluctuations
        observed. Please comply with Item 303(a)(1) of Regulation S-K, Instruction 5 to
        paragraph 303(a) of Regulation S-K, and FRC §§501.13, 13.b, and 13.b.1.

Financial Statements

Statements of Income, page 33

3.   Given your disclosure on page 22, indicating that revenues generated from
        services exceeded 10% of total revenues in each of the last three years, it appears
        you should separately report revenues and cost of sales associated with products
        and services to comply with Rule 5-03(b) of Regulation S-X.

Note 2 – Significant Accounting Policies, page 37

Revenue Recognition, page 39

4.   We note your disclosure on page 21, explaining that service revenues are
        generally correlated with revenues from product sales because "…increased
        product sales normally generate increased revenues from installation services and
        rental of running tools." Tell us the extent of revenues recorded in each period
        that are associated with product sales to customers who also agreed to compensate
        you for installation or rental services which had not been fully rendered as of the
        end of each period.

        Provide us with details of the underlying arrangements in each instance, including
        identification or description of the following:

        ●   type of product sold
        ●   nature of the related installation and rental services to be performed
        ●   amounts to be earned by the provision of such services in subsequent
                periods
        ●   dates over which these services would be rendered

        In addition to the foregoing, please clarify your views and handling of
        arrangements involving both the sale of a product and related installation or rental
        services in your application of paragraphs 35 through 42 of SOP 81-1 and SAB
        Topic 13.A.3 and 4.

5.   Please disclose details about your application of the percentage of completion
        method as it relates to combining and segmenting contracts with customers
        involving the sale of both products and services, and to understand your
        accounting relative to the alternatives described in paragraphs 80 and 81 of SOP
        81-1.

Note 15 – Quarterly Results of Operations, page 51

6.   Please comply with Item 302(a)(1) of Regulation S-K, which requires that you disclose gross profit for each quarter within the two most recent fiscal years. This guidance also requires discussion of the effects of unusual or infrequent items occurring in the various quarters, and of year-end or other adjustments that are material to quarterly results.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

General

7.   The comments written on your annual report may also pertain to the accounting and disclosures in your first and second quarter interim reports.

Controls and Procedures, page 17

8.   We note your statement that there have been no changes in your internal controls over financial reporting *during the six-month* period ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. The guidance in Item 308(b) of Regulation S-K requires that you address changes that arise during the last fiscal quarter, rather than the cumulative period.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief